THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                February 6, 2006

Susann Reilly
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:  Morgan Creek Energy Corp.
     Registration Statement on Form SB-2 (Fifth Amendment)
     File No.  333-123989
     Filed August 18, 2005

Dear Ms. Reilly:

We are writing in response to your comment letter dated January 31, 2006, in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

     1. Liquidity and Capital Resources, page 22. We have inserted a table of services that were to be performed by American News Publishing, Inc. prior to the rescission of the agreement. We have also included a disclosure that there was no written agreement for these services. The agreement was verbal based upon a prior working relationship between certain members of management and American News Publishing, Inc. unrelated to the company. We have further disclosed that on January 20, 2006, the company has received a full refund of the $200,000 fee advanced to American News Publishing, Inc.e have further included the letter from American News Publishing rescinding the agreement as Exhibit 4.7. As the agreement has been rescinded and all funds advanced have been repaid, we believe this should fully resolve this issue as it is no longer material to the on-going operations of the company.

     2. Description of Business, page 26. We believe this comment is moot as the entire $200,000 fee has been refunded to the company by American News Publishing, Inc. We have included a disclosure to that effect.

     3. Security Ownership of Certain Beneficial Owners and Management, page 41. We have revised this section to include the beneficial holdings of Newport Capital Corp.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/ William D. O'Neal
--------------------
    William D. O'Neal